UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 58848/October 24, 2008

ADMINISTRATIVE PROCEEDING
File No. 3-13188

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In the Matter of   :
                                                                       :
AD ART ELECTRONIC SIGN CORP.,   :   ORDER MAKING FINDINGS AND
HOMENET CORP.,   :   REVOKING REGISTRATIONS
LITTLE RIVER VENTURES, INC., and   :   BY DEFAULT
WEBQUEST INTERNATIONAL, INC.   :

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       The Securities and Exchange Commission (Commission) issued its Order Instituting Proceedings (OIP) on September 12, 2008, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that Respondents are each corporations with a class of equity securities registered with the Commission pursuant to Section 12(g) of the Exchange Act and that each has repeatedly failed to file required periodic reports.

       The Division of Enforcement (Division) has provided evidence that all Respondents were served with the OIP by September 16, 2008. See 17 C.F.R. § 201.141(a)(2)(ii). Answers were due ten days from the date of service, and, as of this date, no Respondent has filed an Answer. See 17 C.F.R. § 201.220(b); OIP at 3. A telephonic prehearing conference was held on October 23, 2008, in which none of the Respondents participated. In my Order of October 2, 2008, Respondents were put on notice that failure to file an Answer or participate in the telephonic prehearing conference would be grounds for finding them in default.

       Since Respondents have not filed an Answer, appeared at the prehearing conference, or otherwise defended the proceeding, they are in default. See 17 C.F.R. §§ 201.155(a), .220(f), .221(f). Accordingly, the following allegations of the OIP are deemed to be true as to these Respondents. See 17 C.F.R. § 201.155(a).

       AD Art Electronic Sign Corp. (CIK No. 932008) is a dissolved Nevada corporation located in Stockton, California, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 1996.

Homenet Corp. (CIK No. 910639) is a void Delaware corporation located in Provo, Utah, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2004, which reported a net loss of $993,046 for the prior six months.

Little River Ventures, Inc. (CIK No. 1092795), is a void Delaware corporation located in Dana Point, California, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended March 31, 2005, which reported a net loss of $5,400 for the prior nine months.

Webquest International, Inc. (CIK No. 1061104), is a permanently revoked Nevada corporation located in Las Vegas, Nevada, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended June 30, 2001, which reported a net loss of $8.1 million since inception in 1994.

Exchange Act Section 13(a) and the rules promulgated thereunder require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports, and Rule 13a-13 requires domestic issuers to file quarterly reports.

As a result of the foregoing, each of these Respondents failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder. Considering these delinquencies, it is necessary and appropriate for the protection of investors to revoke the registrations of each class of registered securities of the Respondents noted above.

ORDER

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Respondents AD Art Electronic Sign Corp., Homenet Corp., Little River Ventures, Inc., and Webquest International, Inc., are hereby REVOKED.

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Robert G. Mahony
Administrative Law Judge